February 8, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Donald Field

Re:	Staffing 360 Solutions, Inc.
Registration Statement on Form S-1
Originally Filed January 13, 2021, as amended on February 8, 2021
File No. 333-252059 (the “Registration Statement”)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Staffing 360 Solutions, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 5:15 p.m., Eastern Time, on February 9, 2021, or as soon thereafter as practicable.

Should any member of the staff of the Securities and Exchange Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Jayun Koo at (212)835-4823.

Very truly yours,

Staffing 360 Solutions, Inc.

By:	/s/ Brendan Flood
Name:	Brendan Flood
Title:	Chief Executive Officer

cc:	Jayun Koo, Haynes and Boone, LLP
Rick A. Werner, Haynes and Boone, LLP